  Exhibit 99.1

Höegh LNG Partners LP Reports Preliminary Financial Results for the Quarter Ended December 31, 2015

HAMILTON, Bermuda, February 29, 2016 /PRNewswire/ -- Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) today reported its financial results for the quarter ended December 31, 2015.

Highlights

•	Reported total time charter revenues of $23.4 million for the fourth quarter of 2015 compared to $13.1 million of time charter revenue and $6.7 million of construction contract revenues for the fourth quarter of 2014[1]
•	Generated operating income of $22.2 million and net income of $16.5 million for the fourth quarter of 2015 compared to operating income of $10.9 million and net income of $7.5 million for the fourth quarter of 2014; operating income and net income were impacted by an unrealized gain on derivative instruments on the Partnership’s share of equity in earnings of joint ventures in the fourth quarter of 2015 compared with an unrealized loss for the fourth quarter of 2014
•	Excluding unrealized gains (losses) on derivative instruments and the 2014 contribution from the construction contract, net income for the three months ended December 31, 2015 was $10.6 million compared to $5.3 million for the three months ended December 31, 2014.
•	Generated Adjusted EBITDA[2] of $27.1 million for the fourth quarter of 2015 compared to $24.5 million for the fourth quarter of 2014
•	On October 1, 2015, closed the acquisition of the entity that owns the floating storage and regasification unit (“FSRU”) Höegh Gallant. The results of the Höegh Gallant contributed to the Partnership’s earnings for the full fourth quarter of 2015.
•	On February 15, 2016, paid a $0.4125 per unit distribution with respect to the fourth quarter of 2015, equivalent to $1.65 per unit on an annual basis. This is an increase of approximately 22% from the distribution with respect to the third quarter of 2015.
•	On February 28, 2016, entered into agreements with Höegh LNG Holdings Ltd (“Höegh LNG”) to extend the maturities of the $47 million Seller’s Credit related to the Höegh Gallant and the currently undrawn $85 million Revolving Credit Facility to January 1, 2020.

Richard Tyrrell, Chief Executive Officer and Chief Financial Officer stated: “Höegh LNG Partners continues to show solid earnings that reflect the fixed rate nature of its contracts and the absence of any direct commodity price exposure. The 22% increase in cash distributions is mainly attributable to the successful drop down of the FSRU Höegh Gallant. The Partnership's vessels have charters with an average remaining term of 14 years. With no capital commitments or near term debt maturities, the Partnership is a stable platform from which to prepare for future drop downs from the healthy pipeline of candidates from Höegh LNG.

Höegh LNG continues to be strongly committed to Höegh LNG Partners as demonstrated by the extensions to the intercompany facilities. The facilities can be repaid at any time at the discretion of Höegh LNG Partners and we would expect to refinance them well in advance of the maturity dates.”

Financial Results Overview

The Partnership reported net income for the three months ended December 31, 2015 of $16.5 million, an increase of $9.0 million from $7.5 million for the three months ended December 31, 2014. The net income for both periods was impacted by the unrealized gains (losses) on derivative instruments mainly on the Partnership's share of equity in earnings of joint ventures. Excluding all the unrealized gains (losses) on derivative instruments, net income for the three months ended December 31, 2015 was $10.6 million, a decrease of $3.4 million from $14.0 million for the three months December 31, 2014. The net income for the three months December 31, 2014 included a contribution from the construction contract of $8.7 million.

_________________________

[1]	On November 30, 2015, the Partnership filed with the Securities and Exchange Commission (“SEC”) an Annual Report on Form 20-F/A for the year ended December 31, 2014 which contained restated financial statements for the Partnership for the years ended December 31, 2014 and 2013. Financial data for the three months and year ended December 31, 2014 contained herein have been restated as further described in Note 2.d. to the financial statements contained in the Partnership’s Form 20-F/A. Appendix C contained herein reflects the impact of the restatement on the Partnership’s income statement data for the three months ended December 31, 2014.

[2]	Adjusted EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for definitions of Adjusted EBITDA and Segment EBITDA and a reconciliation of such measures to net income, the most directly comparable GAAP financial measure.

Total revenues are comprised of time charter revenues related to the PGN FSRU Lampung and the Höegh Gallant and construction contract revenues related to the Tower Yoke Mooring System (the “Mooring”). The Mooring is an offshore installation that is used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that transports the gas to a land terminal. The Mooring was constructed on behalf of, and was sold to, PT PGN LNG Indonesia (“PGN”), and was accounted for using the percentage of completion method of accounting. The Mooring project was completed as of December 31, 2014.

Time charter revenues for the three months ended December 31, 2015 were $23.4 million, an increase of $10.3 million from the three months ended December 31, 2014. Excluding the revenues associated with the Höegh Gallant acquired in the fourth quarter of 2015, the time charter revenues decreased $1.6 million mainly due to lower revenues for reimbursed taxes for the PGN FSRU Lampung.

There were no construction contract revenues for the three months ended December 31, 2015 compared with $6.7 million for the for the three months ended December 31, 2014. During the fourth quarter of 2014, the final 10% payment for the Mooring was invoiced and received from PGN. For the three months ended December 31, 2014, construction contract expenses made a positive contribution to earnings of $2.0 million as result of the reversal of accruals recorded in the third quarter of 2014 for delay liquidated damages. Due to a settlement with the charterer, no delay liquidated damages were payable. As a result, the total contribution from the Mooring was $8.7 million for the three months ended December 31, 2014.

All FSRUs were onhire for the entire fourth quarter of 2015. As of October 1, 2015, the Höegh Gallant joined the Partnership’s fleet increasing its ownership interest in vessels from three to four. In April 2015, the Höegh Gallant began operating under a charter with Hoegh LNG Egypt LLC (“EgyptCo”), a subsidiary of Höegh LNG. EgyptCo has a charter with the government-owned Egyptian Natural Gas Holding Company (“EGAS”).

Excluding construction contract expenses for the three months ended December 31, 2014, total operating expenses for the three months ended December 31, 2015 were $9.2 million, an increase of $2.9 million, compared with $6.3 million for the three months ended December 31, 2014. The increase was mainly due to the additional operating expenses as a result of acquiring the Höegh Gallant. Total operating expenses, excluding those related to Höegh Gallant and adjusted for the construction contract expenses, decreased by approximately $2.2 million for the three months ended December 31, 2015 compared with the three months ended December 31, 2014 mainly due to lower operating expenses for the PGN FSRU Lampung which were partially offset by higher general and administrative expenses.

Equity in earnings of joint ventures, which own the vessels GDF Suez Neptune and the GDF Suez Cape Ann, for the three months ended December 31, 2015 was $8.0 million, an increase of $12.6 million from equity in losses of joint ventures of $4.6 million for the three months ended December 31, 2014. The reason for the increase was the Partnership's share of an unrealized gain on derivative financial instruments of the joint ventures for the three months ended December 31, 2015 of $5.4 million compared with an unrealized loss of $6.3 million for the three months ended December 31, 2014. For the three months ended December 31, 2015, the Partnership's share of operating income in the joint ventures was $6.6 million compared with $6.0 million for the three months ended December 31, 2014.

Operating income for the three months ended December 31, 2015 was $22.2 million, an increase of $11.3 million from $10.9 million for the three months ended December 31, 2014. Excluding the unrealized gains (losses) on derivative instruments on the Partnership's share of equity in earnings of joint ventures and the contribution of the Mooring, the operating income was $16.8 million, an increase of $8.2 million from $8.6 million for the three months ended December 31, 2014. The main reason for the increase was the inclusion of the results of the Höegh Gallant from October 1, 2015.

Adjusted EBITDA was $27.1 million for the three months ended December 31, 2015, an increase of $2.6 million from $24.5 million for the three months ended December 31, 2014.

Total financial expenses, net for the three months ended December 31, 2015 were $5.1 million, an increase of $1.8 million from $3.3 million for the three months ended December 31, 2014. The main reasons for the change was $2.0 million higher interest expense largely as a result of the issuance of the seller’s credit note and the long-term debt assumed with the acquisition of the Höegh Gallant and $2.2 million lower interest income mainly due to the settlement of the $140 million demand note due from Höegh LNG as part of the consideration for the acquisition. The negative effects were partially offset by the impact of the $0.5 million gain on derivative instruments for the three months ended December 31, 2015 compared with the $0.2 million loss on derivative instruments for the three months ended December 31, 2014 and the positive impact of $1.8 million on other items, net. The gains and losses on derivative instruments relates to the ineffective portion of the hedge of the interest rate swaps related to the credit facilities that finance the PGN FSRU Lampung (the “Lampung facility”) and the Höegh Gallant (the “Gallant Facility”). The interest rate swaps are designated as cash flow hedges of the variable interest payments on the Lampung and Gallant facilities and the effective portion of the changes in fair value of the hedges are recorded in other comprehensive income. Other items, net had a gain of $0.6 million for the three months ended December 31, 2015 compared with net expenses of $1.1 million for the three months ended December 31, 2014. The gain for the three months ended December 31, 2015 was largely due to a net unrealized exchange gain related to PGN FSRU Lampung’s operations.

Income tax expense was $0.7 million for the three months ended December 31, 2015, an increase of $0.6 million from $0.1 million for the three months ended December 31, 2014, mainly due to higher earnings in Indonesia.

Segments

The Partnership has two segments, which are the “Majority held FSRUs” and the “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to the Partnership’s joint ventures are included in “Other.” For the three months ended December 31, 2015, Majority held FSRUs include the direct financing lease related to the PGN FSRU Lampung and the 100% owned Höegh Gallant. For the three months ended December 31, 2014, Majority held FSRUs include the newbuilding PGN FSRU Lampung and the construction contract revenues and expenses of the Mooring under construction. For the three months ended December 31, 2014 and 2015, Joint Venture FSRUs include two 50% owned FSRUs , the GDF Suez Neptune and the GDF Suez Cape Ann, each of which operates under a long-term time charter with GDF Suez LNG Supply SA (“GDF Suez”).

The Partnership measures its segment profit based on Segment EBITDA. Please see “Unaudited Segment Information for the Quarter Ended December 31, 2015 and 2015” beginning on page 10. Segment EBITDA is reconciled to operating income and net income for each segment in the tables included on “Unaudited Segment Information for the Quarter Ended December 31, 2015 and 2014.”

Segment EBITDA for the Majority held FSRUs for the three months ended December 31, 2015 was $18.5 million, an increase of $1.9 million from $16.6 million for the three months ended December 31, 2014 primarily due to the acquisition of the Höegh Gallant on October 1, 2015. In the fourth quarter of 2014, the Segment EBITDA was significantly influenced by the contribution from the Mooring of $8.7 million.

Segment EBITDA for the Joint venture FSRUs for the three months ended December 31, 2015 was $8.8 million, an increase of $0.5 million from $8.3 million for the three months ended December 31, 2014. The increase was primarily due to lower costs for the three months ended December 31, 2015.

For Other, administrative expenses and Segment EBITDA for the three months ended December 31, 2015 were $1.6 million, an increase of $0.5 million from $1.1 million for the three months ended December 31, 2014. The increase in cost mainly related to higher audit and legal fees associated with the restatement and filing the Form 20-F/A on November 30, 2015 which were indemnified by Höegh LNG.

Preliminary Purchase Price Allocation for Höegh Gallant

On October 1, 2015, the Partnership closed the acquisition of 100% of the shares in Höegh LNG FSRU III Ltd. that indirectly owns the Höegh Gallant for a total consideration of $194.2 million. The Höegh Gallant was constructed by Hyundai Heavy Industries Co., Ltd. ("HHI") and was delivered to Höegh LNG in November 2014. In April 2015, the Höegh Gallant began operating under a charter that expires in 2020 with EgyptCo. EgyptCo has a charter with EGAS that expires in April 2020. Additionally, Höegh LNG and the Partnership have entered into an option agreement pursuant to which the Partnership has the right to cause Höegh LNG to charter the vessel from the expiration or termination of the EgyptCo charter until July 2025 at a rate equal to 90% of the rate payable pursuant to the current charter with EgyptCo, plus any incremental taxes or operating expenses as a result of the new charter.

The purchase price consisted of the cancellation of the $140 million interest-bearing demand note due from Höegh LNG, the issuance of a seller’s credit note of $47 million and the establishment of a liability for a working capital adjustment of $7.2 million. The acquisition was accounted for under the purchase method of accounting. Under this method, the purchase price is allocated to assets acquired and liabilities assumed based on their fair values. Any excess of the purchase price over the fair values is recognized as goodwill. The following table summarizes the preliminary fair values of assets acquired and liabilities assumed:

(in millions of U.S. dollars)

Consideration
Cancellation of demand note	$140.0
Seller’s credit note	47.0
Liability for working capital adjustment	7.2
Total consideration		194.2

Assets acquired
Cash and cash equivalents	7.7
Other current assets	5.1
Vessel	355.7
Intangible: Above market time charter	11.0
Intangible: Option for time charter extension	8.0
Other long-term assets, excluding goodwill	0.1
Total assets, excluding goodwill		387.6
Liabilities assumed
Total long term debt	(184.7)
Derivative instruments	(3.8)
Other current and long-term liabilities	(5.2)
Total liabilities		(193.7)
Total identifiable net assets		193.9
Goodwill		0.3
Total consideration		$194.2

There were two intangibles identified. The Partnership recorded $11.0 million for the favorable time charter contract with EgyptCo and $8.0 million for the option for the time charter extension until 2025. As a result, amortization of $0.6 million was recorded as a reduction in time charter revenues related to the Höegh Gallant for the three month period ended December 31, 2015.

Financing and Liquidity

As of December 31, 2015, the Partnership had cash and cash equivalents of $32.9 million and an undrawn sponsor credit facility of $85 million. Current restricted cash was $10.6 million of which $10.5 million and $0.1 million relates to operating obligations of the PGN FSRU Lampung and Höegh Gallant, respectively. Long-term restricted cash required under the Lampung facility was $14.8 million as of December 31, 2015. In addition $0.4 million of long-term restricted cash related to cash balances in Egyptian pounds which are not readily exchangeable into other currencies. During the fourth quarter of 2015, the Partnership received approximately $1.2 million in cash payment from Höegh LNG for certain non-creditable Indonesian VAT and non-budgeted Indonesian WHT for the periods and as further described in the Form 20-F/A for the year-ended December 31, 2014. The indemnification payment received was recorded as a contribution to equity in the fourth quarter of 2015. During the first quarter of 2016, the Partnership received an additional cash payment from Höegh LNG for the fourth quarter of 2015 for non-budgeted expenses mainly related to the restatement of approximately $0.8 million. The cash payment for indemnification received after December 31, 2015, will be recorded as a contribution to equity in the first quarter of 2016.

On October 1, 2015, the Partnership financed part of the acquisition of the Höegh Gallant with the seller’s credit note of $47 million and a liability for the working capital adjustment of $7.2 million. The $47 million seller’s credit note bears interest at 8% per annum which is paid on a quarterly basis. On February 28, 2016, the maturity of the seller credit note and the undrawn $85 million sponsor credit facility was extended to January 1, 2020. The fair value of the outstanding debt under the Gallant facility was approximately $184.7 million upon the closing of the acquisition. The Gallant facility includes two commercial tranches with a syndicate of banks and an export credit tranche with an export credit agency. The interest rates vary by tranche. The two commercial tranches have an interest rate of LIBOR plus a margin of 2.7% based on the facility agreement. The interest rate for the export credit tranche has a fixed interest rate and guarantee commission of 4.18% based on the facility agreement. The commercial tranches are repayable quarterly with a final balloon payment of $106.5 million in September 2019. The export credit tranche is repayable in quarterly instalments with the final payment in October 2026 assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the commercial tranches. The fair value of the Gallant facility has been determined based upon margins, fixed interest rates and guarantee commission had the financing been entered on the acquisition date. Based upon its fair value, the weighted average effective interest rate for the Gallant facility, excluding the impact of the associated interest rate swaps, is 3.0%.

During the fourth quarter of 2015, the Partnership made quarterly repayments of $4.7 million on the Lampung facility and $3.3 million on the Gallant facility. The Partnership's total long-term debt was $362.8 million as of December 31, 2015.

As of December 31, 2015, the Partnership had outstanding interest rate swap agreements for a total notional amount of $337.1 million to hedge against the interest rate risks of its long-term debt under the Lampung facility and the Gallant facility. The Partnership applies hedge accounting for derivative instruments related to those facilities. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of 2.8% for the Lampung facility. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of approximately 1.9% for the Gallant facility. The carrying value of the liability for derivative financial instruments was $10.8 million as of December 31, 2015. The effective portion of the changes in fair value of the interest rate swaps are recorded in other comprehensive income. The gain on derivative instruments of $0.5 million for the three months ended December 31, 2015 was due to amortization of the amount excluded from hedge effectiveness and the ineffective portion of the cash flow hedge related to the Lampung and the Gallant facilities. There was a loss on derivative instruments of $0.2 million for the three months ended December 31, 2014 related to the Lampung facility.

On February 15, 2016, the Partnership paid a $0.4125 per unit distribution with respect to the fourth quarter of 2015, equivalent to $1.65 per unit on an annual basis. The distribution totaled $10.9 million.

Outlook

Pursuant to the omnibus agreement the Partnership entered into with Höegh LNG at the time of the initial public offering (i) Höegh LNG is obligated to offer to the Partnership any FSRU or LNG carrier operating under a charter of five or more years and (ii) the Partnership has a right to purchase from Höegh LNG all or a portion of its interests in the FSRU Independence within 24 months after the acceptance of the vessel by her charterer, AB Klaipedos Nafta (“ABKN”), subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms of the transaction and subject to the consent of ABKN.

Accordingly, the Partnership has, or may in the future have, the opportunity to acquire the FSRUs operating under the agreements listed below:

•	On May 26, 2015, Höegh LNG signed a contract for a term of twenty years with Octopus LNG SpA (“Octopus”) to provide an FSRU to service for the Penco-Lirquén LNG import terminal to be located in Concepción Bay, Chile. The contract is subject to Octopus completing financing and obtaining necessary environmental approvals. Höegh LNG will service the contract with an FSRU from its newbuilding program currently in progress. The contract is expected to commence in the second quarter of 2018.

•	On November 1, 2014, Höegh LNG signed a contract for a minimum term of ten years with Sociedad Portuaria El Cayao S.A. E.S.P. (“SPEC”) to provide an FSRU (the Höegh Grace) to service a new LNG import terminal in Colombia. The contract is expected to commence in the middle of 2016.

•	On December 5, 2014, the Independence began operating under its time charter with ABKN. The Partnership and Höegh LNG continue to pursue, but have not received, ABKN’s consent to the acquisition of the Independence by the Partnership.

In addition to the Höegh Grace and the FSRU being constructed for Octopus, Höegh LNG has one additional FSRU on order which is scheduled to be delivered in mid-2017. This newbuilding has not yet been contracted.

There can be no assurance that the Partnership will acquire any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the Partnership's ability to integrate and realize the anticipated benefits from the acquisition of the Höegh Gallant;
•	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;
•	the Partnership's anticipated growth strategies;
•	the Partnership's anticipated receipt of dividends and repayment of indebtedness from joint ventures;
•	the effect of the worldwide economic environment;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in hire rates and vessel values;
•	changes in the Partnership's operating expenses, including drydocking and insurance costs;
•	the Partnership's ability to make cash distributions on its units and the amount of any such distributions;
•	the Partnership's ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;
•	the future financial condition of the Partnership's existing or future customers;
•	the Partnership's ability to make additional borrowings and to access public equity and debt capital markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by customers;
•	the Partnership's ability to maintain long-term relationships with its customers;
•	the Partnership's ability to leverage Höegh LNG's relationships and reputation in the shipping industry;
•	the Partnership's ability to purchase vessels from Höegh LNG in the future, including the Independence, the Höegh Grace or Höegh LNG's other FSRU newbuildings;
•	the Partnership's continued ability to enter into long-term, fixed-rate charters;
•	the Partnership's ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;
•	expected pursuit of strategic opportunities, including the acquisition of vessels;
•	the Partnership's ability to compete successfully for future chartering and newbuilding opportunities;
•	timely acceptance of the Partnership's vessels by their charterers;
•	termination dates and extensions of charters;
•	the expected cost of, and the Partnership's ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;
•	demand in the FSRU sector or the LNG shipping sector in general and the demand for the Partnership's vessels in particular;
•	availability of skilled labor, vessel crews and management;
•	the Partnership's incremental general and administrative expenses as a publicly traded limited partnership and its fees and expenses payable under its ship management agreements, the technical information and services agreement and the administrative services agreements;
•	the anticipated taxation of the Partnership and distributions to its unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	the Partnership's ability to retain key employees;
•	customers' increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of the Partnership's common units in the public market;
•	the Partnership's business strategy and other plans and objectives for future operations;
•	the Partnership's ability to successfully remediate any material weaknesses in its internal control over financial reporting and its disclosure controls and procedures; and
•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including its Annual Report on Form 20-F/A for the year ended December 31, 2014.

All forward-looking statements included in this press release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

HÖEGH LNG PARTNERS LP
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME
(in thousands of U.S. dollars, except per unit amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
		Restated		Restated
REVENUES
Time charter revenues	$23,426	13,140	57,465	$22,227
Construction contract revenues	—	6,718	—	51,868
Other revenue	—	—	—	474
Total revenues	23,426	19,858	57,465	74,569
OPERATING EXPENSES
Voyage expenses	—	(340)	—	(1,139)
Vessel operating expenses	(4,136)	(3,545)	(9,679)	(6,197)
Construction contract expenses	—	1,952	—	(38,570)
Administrative expenses	(2,435)	(2,422)	(8,733)	(12,566)
Depreciation and amortization	(2,630)	(8)	(2,653)	(1,317)
Total operating expenses	(9,201)	(4,363)	(21,065)	(59,789)
Equity in earnings (losses) of joint ventures	8,012	(4,593)	17,123	(5,330)
Operating income (loss)	22,237	10,902	53,523	9,450
FINANCIAL INCOME (EXPENSE), NET
Interest income	293	2,516	7,568	4,959
Interest expense	(6,517)	(4,534)	(17,770)	(9,665)
Gain (loss) on derivative instruments	482	(161)	949	(161)
Other items, net	632	(1,134)	(2,678)	(2,788)
Total financial income (expense), net	(5,110)	(3,313)	(11,931)	(7,655)
Income (loss) before tax	17,127	7,589	41,592	1,795
Income tax expense	(672)	(105)	(933)	(481)
Net income (loss)	$16,455	7,484	40,659	$1,314

Earnings per unit
Common unit public (basic and diluted)	$0.62	0.28	1.54	0.50
Common unit Höegh LNG (basic and diluted) [1]	$0.63	0.28	1.55	0.50
Subordinated unit (basic and diluted) [1]	$0.63	0.28	1.55	0.50

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[1]	For the three months and year ended December 31, 2015, includes the impact of incentive distribution rights (“IDR”) distributions.

HÖEGH LNG PARTNERS LP
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS
AS OF DECEMBER 31, 2015 AND DECEMBER 31, 2014
(in thousands of U.S. dollars)

	As of
	December 31,
	2015	2014
ASSETS		Restated
Current assets
Cash and cash equivalents	$32,868	$30,477
Restricted cash	10,630	21,935
Trade receivables	8,200	6,189
Amounts due from affiliates	4,239	—
Demand note due from owner	—	143,241
Advances to joint ventures	7,130	6,665
Inventory	767	—
Current portion of net investment in direct financing lease	3,192	2,894
Current deferred tax asset	360	343
Prepaid expenses and other receivables	528	564
Total current assets	67,914	212,308
Long-term assets
Restricted cash	15,198	15,184
Vessels, net of accumulated depreciation	353,078	—
Other equipment	119	54
Intangibles and goodwill	18,646	—
Advances to joint ventures	6,861	12,287
Net investment in direct financing lease	290,111	292,469
Long-term deferred tax asset	1,666	1,667
Other long-term assets	10,150	15,449
Total long-term assets	695,829	337,110
Total assets	$763,743	$549,418

HÖEGH LNG PARTNERS LP
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS
AS OF DECEMBER 31, 2015 AND DECEMBER 31, 2014
(in thousands of U.S. dollars)

	As of
	December 31,
	2015	2014
		Restated
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$32,208	$19,062
Trade payables	1,350	864
Amounts due to owners and affiliates	10,604	6,019
Loans and promissory notes due to owners and affiliates	47,287	467
Value added and withholding tax liability	2,078	3,066
Derivative financial instruments	4,912	4,676
Accrued liabilities and other payables	22,496	13,365
Total current liabilities	120,935	47,519
Long-term liabilities
Accumulated losses of joint ventures	42,507	59,630

Long-term debt [1]	330,635	179,141
Derivative financial instruments	5,855	4,544
Other long-term liabilities	14,633	22,206
Total long-term liabilities	393,630	265,521
Total liabilities	514,565	313,040
EQUITY
Common units public	209,112	207,004
Common units Höegh LNG	6,554	5,202
Subordinated units	40,753	32,347
Total Partners' capital	256,419	244,553
Accumulated other comprehensive income (loss)	(7,241)	(8,175)
Total equity	249,178	236,378
Total liabilities and equity	$763,743	$549,418

_______________________

[1]	In April 2015, the FASB issued revised guidance for the classification of debt issuance cost; Simplifying the Presentation of Debt Issuance Cost. Under the new guidance, deferred debt issuance cost will no longer be classified as assets but presented as a direct deduction from the carrying amount of the associated debt in the balance sheet. The presentation in the balance sheet will be adjusted on a retrospective basis. The amendments are effective for annual and interim periods beginning after December 31, 2015 and early adoption is permitted. The Partnership is implementing the guidance as of December 31, 2015 and has adjusted the balance sheet as of December 31, 2014 on a retrospective basis. The deduction from the carrying amount of long-term debt for deferred debt issuance cost is $11.7 million and $14.1 million as of December 31, 2015 and 2014, respectively.

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED DECEMBER 31, 2015 AND 2014

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are "Majority held FSRUs" and "Joint venture FSRUs." In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to joint ventures and the demand note due from Höegh LNG are included in "Other."

For the three months ended December 31, 2015, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the 100% owned Höegh Gallant. For the three months ended December 31, 2014, Majority held FSRUs includes a newbuilding, the PGN FSRU Lampung, and construction contract revenues and expenses of the Mooring under construction. The Mooring was constructed on behalf of, and was sold to, PGN using the percentage of completion method of accounting. The Mooring project was completed as of December 31, 2014.

For the three months ended December 31, 2015 and 2014, Joint venture FSRUs include two 50% owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer, GDF Suez Global LNG Supply SA.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment note in the Partnership's financial statements and under equity accounting for the consolidated and combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs' revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. The following tables include the results for the segments for the three months ended December 31, 2015 and 2014.

	Three months ended December 31, 2015
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations	reporting
Time charter revenues	$23,426	10,800	—	34,226	(10,800)	$23,426
Total revenues	23,426	10,800	—	34,226		23,426
Operating expenses	(4,962)	(1,956)	(1,609)	(8,527)	1,956	(6,571)
Equity in earnings of joint ventures	—	—	—	—	8,012	8,012
Segment EBITDA	18,464	8,844	(1,609)	25,699
Depreciation and amortization	(2,630)	(2,286)	—	(4,916)	2,286	(2,630)
Operating income (loss)	15,834	6,558	(1,609)	20,783		22,237
Gain (loss) on derivative instruments	482	5,416	—	5,898	(5,416)	482
Other financial income (expense), net	(4,632)	(3,962)	(960)	(9,554)	3,962	(5,592)
Income (loss) before tax	11,684	8,012	(2,569)	17,127	—	17,127
Income tax benefit (expense)	(692)	—	20	(672)	—	(672)
Net income (loss)	$10,992	8,012	(2,549)	16,455	—	$16,455

	Three months ended December 31, 2014
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations	reporting
	(Restated)			(Restated)		(Restated)
Time charter revenues	$13,140	10,588	—	23,728	(10,588)	$13,140
Construction contract revenues	6,718	—	—	6,718	—	6,718
Total revenues	19,858	10,588	—	30,446		19,858
Operating expenses	(5,191)	(2,324)	(1,116)	(8,631)	2,324	(6,307)
Construction contract expenses	1,952	—	—	1,952	—	1,952
Equity in earnings of joint ventures	—	—	—	—	(4,593)	(4,593)
Segment EBITDA	16,619	8,264	(1,116)	23,767
Depreciation and amortization	(8)	(2,287)	—	(2,295)	2,287	(8)
Operating income (loss)	16,611	5,977	(1,116)	21,472		10,902
Gain (loss) on derivative instruments	(161)	(6,347)	—	(6,508)	6,347	(161)
Other financial income (expense), net	(5,329)	(4,223)	2,177	(7,375)	4,223	(3,152)
Income (loss) before tax	11,121	(4,593)	1,061	7,589	—	7,589
Income tax benefit (expense)	(129)	—	24	(105)	—	(105)
Net income (loss)	$10,992	(4,593)	1,085	7,484	—	$7,484

HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(In thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended December 31, 2015 and 2014.

	Three months ended
	December 31,
(in thousands of U.S. dollars)	2015	2014
		(Restated)
Interest income	$293	$2,516
Interest expense:
Interest expense	(5,696)	(3,064)
Commitment fees	(287)	(283)
Amortization of debt issuance cost and fair value of debt assumed	(534)	(1,187)
Capitalized interest	—	—
Total interest expense	(6,517)	(4,534)
Gain on derivative instruments	482	(161)
Other items, net:
Unrealized foreign exchange gain (loss)	1,245	268
Realized foreign exchange gain (loss)	54	(102)
Bank charges and fees and other	(39)	(63)
Withholding tax on interest expense and other	(628)	(1,237)
Total other items, net	632	(1,134)
Total financial income (expense), net	$(5,110)	$(3,313)

Appendix A: Adjusted EBITDA and Segment EBITDA

Non-GAAP Financial Measures

Segment EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Adjusted EBITDA is defined as earnings before interest, depreciation and amortization, taxes, other financial items, cash collections on direct financing lease investments and amortization in revenues for above market contracts. Cash collections on direct financing lease investments consist of the difference between the payments under the time charter and the revenues recognized as a financing lease (representing the repayment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisition of Höegh Gallant. Segment EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. The Partnership believes Adjusted EBITDA benefits investors in comparing its results to other investment alternatives that account for time charters as operating leases rather than financial leases. Segment EBITDA and Adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA and Adjusted EBITDA for each of the segments and the Partnership as a whole (combined carve-out reporting) to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Three months ended December 31, 2015
	Majority held FSRUs	Joint venture FSRUs (proportional consolidation	Other	Total Segment reporting	Consolidated & combined carve-out reporting

(in thousands of U.S. dollars)
Reconciliation to net income (loss)
Net income (loss)	$10,992	8,012	(2,549)	16,455	$16,455
Interest income	—	—	(293)	(293)	(293)
Interest expense, net	5,269	3,968	1,248	10,485	6,517
Depreciation and amortization	2,630	2,286	—	4,916	2,630
Income tax (benefit) expense	692	—	(20)	672	672
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,968
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,286
Other financial items (1)	(1,119)	(5,422)	5	(6,536)	(1,114)
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	(5,422)
Segment EBITDA	18,464	8,844	(1,609)	25,699	25,699
Cash collection/ principal payment on direct financing lease	755	—	—	755	755
Amortization in revenues for above market contracts	605	—	—	605	605
Adjusted EBITDA	$19,824	8,844	(1,609)	27,059	$27,059

(1)	Other financial items consist of (gains) and losses on derivative instruments and other items, net including foreign exchange (gains) or losses and withholding tax on interest expense.

	Three months ended December 31, 2014
	Majority held FSRUs	Joint venture FSRUs (proportional consolidation	Other	Total Segment reporting	Consolidated & combined carve-out reporting
	(Restated)			(Restated)	(Restated)
(in thousands of U.S. dollars)
Reconciliation to net income (loss)
Net income (loss)	$10,992	(4,593)	1,085	7,484	$7,484
Interest income	—	—	(2,516)	(2,516)	(2,516)
Interest expense, net	4,229	4,224	305	8,758	4,534
Depreciation and amortization	8	2,287	—	2,295	8
Income tax (benefit) expense	129	—	(24)	105	105
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,224
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,287
Other financial items (1)	1,261	6,347	34	7,642	1,295
Equity in earnings of JVs: Other financial items(1)	—	—	—	—	6,347
Segment EBITDA	16,619	8,264	(1,116)	23,767	23,767
Cash collection/ principal payment on direct financing lease	684	—	—	684	684
Amortization in revenues for above market contracts	—	—	—	—	—
Adjusted EBITDA	$17,303	8,264	(1,116)	24,451	$24,451

(1)	Other financial items consist of (gains) and losses on derivative instruments and other items, net including foreign exchange (gains) or losses and withholding tax on interest expense.

Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal payments on the direct financing lease, amortization in revenues for above market contracts, interest income, interest expense less amortization of debt issuance cost and fair value of debt assumed, other items (net), unrealized foreign exchange losses (gains), current income tax expense, and other adjustments including indemnification paid by Hoegh LNG and estimated maintenance and replacement capital expenditures.  Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets.

Distributable cash flow is presented starting with Total Segment reporting using the proportional consolidation method for the Partnership's 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership's share of the joint venture's adjustments. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income, net cash provided by operating activities or any other indicator of the Partnership's performance calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net income and net cash provided by operating activities, and these measures may vary among companies. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership's partnership agreement. The table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA and Adjusted EBITDA.

(in thousands of U.S. dollars)	Three months ended December 31, 2015
Segment EBITDA	$25,699
Principal repayment direct financing lease	755
Amortization in revenues for above market contracts	605
Adjusted EBITDA	$27,059
Interest income	293
Interest expense (1)	(10,485)
Amortization of debt issuance cost (1) and fair value of debt assumed	580
Other items, net	632
Unrealized foreign exchange losses (gains)	(1,245)
Current income tax expense	(806)
Other adjustments:
Indemnification paid by Höegh LNG for non-budgeted expenses	751
Estimated maintenance and replacement capital expenditures	(3,870)
Distributable cash flow	$12,909

(1)	The Partnership's interest in the joint ventures' interest expense and amortization of debt issuance cost is $3,968 and $46, respectively.

Appendix C: Restated financial data for the three months ended December 31, 2014 (unaudited)

On November 30, 2015, the Partnership filed with the Securities and Exchange Commission (“SEC”) an Annual Report on Form 20-F/A for the year ended December 31, 2014 which contained restated financial statements for the Partnership for the years ended December 31, 2014 and 2013. Financial data for the three months and the year ended December 31, 2014 contained herein have been restated as further described in Note 2.d. to the financial statements contained in the Partnership’s Form 20-F/A. Please refer to the Form 20-F/A for a complete explanation. For convenience of the reader, a summary of the change to the unaudited consolidated and combined carve-out income statement for the three months ended December 31, 2014 is reflected below.

	Three months ended December 31, 2014
		Adjustments
(in thousands of U.S. dollars, except per unit amounts)	As reported	VAT, WHT and other	Indirect adjustments	As restated
REVENUES
Time charter revenues	$10,547	2,628	(35)	$13,140
Construction contract revenues	6,511	207	—	6,718
Total revenues	17,058	2,835	(35)	19,858
OPERATING EXPENSES
Voyage expenses	(340)	—	—	(340)
Vessel operating expenses	(2,252)	(1,293)	—	(3,545)
Construction contract expenses	2,195	(243)	—	1,952
Administrative expenses	(2,375)	(47)	—	(2,422)
Depreciation and amortization	(8)	—	—	(8)
Total operating expenses	(2,780)	(1,583)	—	(4,363)
Equity in earnings (losses) of joint ventures	(4,593)	—	—	(4,593)
Operating income	9,685	1,252	(35)	10,902
FINANCIAL INCOME (EXPENSES), NET
Interest income	2,516	—	—	2,516
Interest expense	(4,586)	—	52	(4,534)
Gain (loss) on derivative financial instruments	(161)	—	—	(161)
Other items, net	(1,045)	(89)	—	(1,134)
Total financial income (expense), net	(3,276)	(89)	52	(3,313)
Income (loss) before tax	6,409	1,163	17	7,589
Income tax expense	(129)	24	—	(105)
Net income (loss)	$6,280	1,187	17	$7,484

Earnings per unit
Common unit public (basic and diluted)	$0.24			$0.28
Common unit Höegh LNG (Basic and diluted)	$0.24			$0.28
Subordinated unit (basic and diluted)	$0.24			$0.28

Media contact:
Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
+44 7919 058830
www.hoeghlngpartners.com

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